                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                         EAGLETECH COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)

          Nevada                                           13-4020694
          ------                                           ----------
       (State or other jurisdiction of                   (IRS Employer
       incorporation or organization)                  Identification No.)

305 South Andrews Avenue, Fort Lauderdale, Florida              33301
--------------------------------------------------              -----
 (Address of principal executive offices)                    (Zip code)

                    Issuer's telephone number: (954) 462-1494
                                               --------------

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.0001 Par Value)
                                (Title of Class)


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                                TABLE OF CONTENTS

                                                                                        Page
                                     PART I

Item 1.  Description of Business.                                                         3

Item 2.  Plan of Operation.                                                               7

Item 3.  Description of Property.                                                        12

Item 4.  Security Ownership of Certain Beneficial Owners and Management                  12

Item 5.  Directors, Executive Officers, Promoters and Control Persons                    14

Item 6.  Executive Compensation                                                          16

Item 7.  Certain Relationships and Related Transactions                                  17

Item 8.  Description of Securities                                                       17

                                     PART II

Item 1.  Market for Common Equities and Related Stockholder Matters                      17

Item 2.  Legal Proceedings                                                               19

Item 3.  Changes in and Disagreements with Accountants                                   19

Item 4.  Recent Sales of Unregistered Securities.                                        20

Item 5.  Indemnification of Directors and Officers.                                      22

                                    PART F/S

         Financial Statements                                                            23
         Table of Contents                                                               24

                                    PART III

Item 1.  Index to Exhibits.                                                              36

         Signatures                                                                      36

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                                     PART I


Item 1.  Description of Business

         Eagletech Communications, Inc. (the "Company") has developed proprietary unified communications products and services to complement existing telecommunications technologies for voice-mail, messaging and connectivity solutions. As a communications service provider ("CSP"), Eagletech makes it possible for mobile professionals to maintain real-time contact with one telephone number while also providing telephone access to messages and Web control over the unified system.

         Eagletech's proprietary solution to this telecommunications challenge is the "EagleOne" (TM) flat rate service that includes:

             - "One Number-Follow Me"- Provides for call transfers of up to four telephone numbers.

             - "EagleAttendant" (TM)- Autoattendant greeting with a custom recorded business greeting.

             - "EagleAnnounce" (TM) - Screens calls, when the caller announces his or her name, you can take the important calls and send others to voice mail.

             - "EagleMail" (TM) - Voice mail, callers have the option to leave a detailed message of up to five minutes in length. Calls are automatically deleted after 30 days.

             - "EagleMessage" (TM) - EagleMail (TM) messages are delivered within minutes. Messages are re-delivered until you are found. You specify how often and how many times deliveries are attempted.

             - "EagleWeb" (TM) - Set up and make changes to your transfer numbers, message delivery parameters, etc. using your web browser, or when on the road, from a cellphone. Messages can be delivered to your email address and heard on a multimedia computer.

             - "EagleFax" (TM) - Store and forward your faxes to any fax machine. EagleFax (TM) will notify you when you have received a fax.

         There are two distinct markets for Eagletech's products. The first is integration of these services into a company's existing private branch exchange ("PBX") system. Here the solution is customized to the needs of the company which has multiple employees covered by the system. The first implementation of these customized solutions will be in the real estate market where it is critical for a broker to be reached by a client. The customized solution will provide for not only "One Number-Follow Me" service but also other features appropriate for this class of customers such as fax on demand sending a party information about a listed property. The first two real estate systems in South Florida are operational. The Company markets its services directly to potential customers in this market. Charges for these services will vary on the options purchased and the hardware setup.


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         The second market is a service bureau designed for mobile professionals who are not part of a larger organization which provides these critical communications services. Using local points of access, Eagletech will provide individuals with the full range of its services in given geographic areas. In the fourth quarter of 1999, Eagletech began the national rollout of its service bureaus in Dade and Broward Counties of Florida.

         Eagletech intends to use strategic relationships with independent cellular telephone service distributors to market and sell its products to the second market. The Company charges $24.95 per month per telephone line. It will manufacture the basic products necessary to provide these services and provide the technical support associated with any customized system or question raised by a service bureau customer. For the service bureau market, Eagletech intends to build a national network for access to unified communications services with local points of access, similar to the way national Internet Service Providers offer Web access with local access numbers and Points of Presence (POPs).

         The Company is not dependent on a few major customers, since its service bureau product is being marketed to all types of small to medium sized-business in its service area.

         Eagletech has four (4) full time employees and one (1) part-time employee.

         Eagletech does not require government approval or licensing for its services. However, as noted below, the telecommunications industry is regulated and Eagletech's equipment must meet certain standards. If the government were to impose strict regulation on the telecommunications industry, that would have a material effect on Eagletech's business.

         Since inception, the Company has spent about $65,000 on research and development, which does not include the many hours spent by Rodney Young in developing the Company's technology.

         The Company's costs and effects of compliance with environmental laws are not material.

         The Board of Directors of the Company has begun to implement this principal business purpose described below under "Item 2 - Plan of Operation."

         Eagletech was incorporated as Goldplate Holdings Enterprises, Inc. in Nevada in August, 1997. In June 1999, the Company changed its name to Eagletech Communications, Inc. The Company's corporate offices are located at 305 South Andrews Avenue, Fort Lauderdale, Florida 33301. The Company's telephone number at that location is (954) 462-1494.

         The Company is filing this registration statement to enhance investor protection and to provide information to the trading market. On December 11, 1997, the National Association of Securities Dealers, Inc. (the "NASD") announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal change, which was approved by the Securities and Exchange Commission on January 4, 1999, allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board. The Company is filing this Registration Statement to comply with that rule. Quotations for the Company's common stock (par value $0.001 per share) (the "Common Stock") are posted on the OTC Bulletin Board under the symbol "EATC."

         The Company's business is subject to numerous risk factors, including, but not limited to, the following:

RISKS RELATED TO THE COMPANY'S BUSINESS

Development Stage Company; Limited Operating History. Eagletech is an early-stage company and Eagletech expects to encounter risks and difficulties frequently faced by early-stage companies in new and rapidly evolving markets. Eagletech's predecessor was incorporated in 1996. Eagletech installed its first system in September, 1999. The


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Company's limited operating history makes an evaluation of the Company's future prospects very difficult. Eagletech cannot be certain that the Company's business strategy will be successful or that Eagletech will successfully address these risks.

Eagletech Anticipates Future Losses and Negative Cash Flow. Eagletech expects operating losses and negative cash flow to continue for the foreseeable future. Eagletech anticipates the Company's losses will increase significantly from current levels because Eagletech expects to incur additional costs and expenses related to:

-    brand development, marketing and other promotional activities;

-    expansion of the Company's operations;

- continued development of the Company's technology, its website, the systems that Eagletech uses to process customers' orders and payments, and the Company's computer network;

-    geographic expansion of the Company's service area; and

-    development of relationships with strategic business partners.

     As of June 30, 1999, Eagletech had an accumulated deficit during the development stage of $8,355,588. Eagletech incurred net losses of $8,063,805 and had no sales in the three months ended June 30, 1999. The Company's ability to become profitable depends on the Company's ability to generate and sustain sales while maintaining reasonable expense levels. If Eagletech does achieve profitability, Eagletech cannot be certain that the Company would be able to sustain or increase profitability on a quarterly or annual basis in the future. See Item 2-"Plan of Operations."

The Company's Limited Operating History Makes Future Forecasting Difficult. Because of the Company's limited operating history, Eagletech finds it difficult to forecast the Company's net sales accurately. Eagletech has limited meaningful historical financial data upon which to base planned operating expenses, since it has been in the development stage without sales since 1996. Eagletech bases the Company's current and future expense levels on the Company's operating plans and estimates of future net sales, and the Company's expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders Eagletech receives. Consequently, Eagletech may be unable to adjust the Company's spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause the Company's net losses in a given quarter to be greater than expected.

The Company's Operating Results are Volatile and Difficult to Predict. If Eagletech Fails to Meet the Expectations of Public Market Analysts and Investors, the Market Price of the Company's Common Stock May Decrease Significantly. The Company's annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control, including, among other


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things, the demand for the Company's products, unpredictability of consumer trends and technology changes. Because the Company's operating results are volatile and difficult to predict, Eagletech believes that quarter-to-quarter comparisons of the Company's operating results are not a good indication of the Company's future performance. It is likely that in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Company's Common Stock may fall significantly. Factors that may harm the Company's business or cause the Company's operating results to fluctuate include the following:

- the Company's inability to obtain new customers at reasonable cost and retain existing customers;

- decreases in the funds available for marketing and promoting the Company's services;

-    the Company's inability to manage rapid expansion of its services;

- the Company's inability to adequately maintain, upgrade and develop the Company's technical systems;

- the ability of the Company's competitors to offer new or enhanced services or products;

-    price competition;

-    an unanticipated high level of service cancellations;

- the termination of existing, or failure to develop new, strategic marketing and manufacturing relationships;

-    increases in the cost of advertising;

- the amount and timing of operating costs and capital expenditures relating to expansion of the Company's operations;

-    technical difficulties, system downtime or telephone service interruptions.

      A number of factors will cause the Company's gross margins to fluctuate in future periods, including timing of service area expansion, the mix of services provided by the Company, and the level of discount or introductory pricing. Any change in one or more of these factors could harm the Company's gross margins and operating results in future periods.

The Company's Net Sales are Dependent Upon the Company's Ability To Offer the Company's Customers Dependable Quality Services at Competitive Prices. If Eagletech is not able to offer the Company's customers dependable services at competitive prices, the Company's net sales and results of operations will be harmed. The Company's success depends on the Company's ability to provide dependable service to its customers at competitive prices.

If Eagletech Is Unable To Obtain Sufficient Quantities of Products From the Company's Key Vendors, the Company's Net Sales Would Be Adversely Affected. If Eagletech was unable to obtain sufficient quantities of electronic components from the Company's key vendors, the Company's net sales and results of operations would be harmed. The Company buys its electronic components from one vendor at this time, but the Company


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believes that multiple other sources of such components exist and finding replacement vendors would not have a material adverse effect upon the Company.

To Manage the Company's Growth and Expansion, Eagletech Needs To Improve and Implement the Company's Systems, Procedures and Controls. If Eagletech Is Unable To Do So Successfully, the Company's Business Would Be Seriously Harmed. The Company's rapid growth in operations will place a significant strain on the Company's management, information systems and resources. In order to manage this growth effectively, Eagletech needs to continue to improve the Company's financial and managerial controls and reporting systems and procedures. The Company's failure to successfully implement, improve and integrate these systems and procedures would harm the Company's results of operations.

Eagletech May Not Be Able To Compete Successfully Against Current and Future Competitors. The Company faces competition from some of the largest telecommunications companies in the United States. The telecommunications market is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm the Company's net sales and results of operations. Eagletech expects competition to intensify in the future as telecommunications deregulation continues, regional Bell companies expand nationwide and cellular services become more common.

     Many of the Company's competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does Eagletech. Many of these competitors can devote substantially more resources to marketing and promotion than can Eagletech. In addition, larger, well-established and well-financed telecommunications companies, cable suppliers and cellular telephone companies may try to offer competing services. The Company's competitors may be able to secure products from vendors on terms that are more favorable and adopt more aggressive pricing policies than can Eagletech.

If Eagletech Does Not Successfully Expand the Company's Service Area, the Company's Business Could be Seriously Harmed. If Eagletech does not successfully expand the Company's service area and number of lines its service bureau can accommodate, Eagletech will not be able to increase the Company's net sales in accordance with the expectations of securities analysts and investors. In such an event, the Company's business will be harmed. The Company's success depends on the Company's ability to expand the Company's service area and switching capacity rapidly in order to accommodate a significant increase in customer orders. The Company's planned expansion may cause disruptions that could harm the Company's business, results of operations and financial condition.

The Company's Facilities and Systems are Vulnerable to Natural Disasters and Other Unexpected Problems. The occurrence of a hurricane, tornado, large scale electrical storm or other natural disaster or unanticipated problems at the Company's leased facility


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in Ft. Lauderdale, Florida that houses substantially all of the Company's computer and communications hardware systems, could cause interruptions or delays in the Company's business, loss of data or render the Company unable to provide its services. Any such interruptions or delays at its facility would harm the Company's net sales and results of operations. In addition, the Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, and similar events. Eagletech has no formal disaster recovery plan and the Company's business interruption insurance may not adequately compensate Eagletech for losses that may occur. The occurrence of any or all of the events could harm the Company's reputation, brand and business.

If Eagletech Does Not Respond To Rapid Technological Changes, the Company's Services Could Become Obsolete and the Company's Business Would Be Seriously Harmed. If Eagletech faces material delays in introducing new services, products and enhancements, the Company's customers may forego the use of the Company's services and use those of the Company's competitors. To remain competitive, Eagletech must continue to enhance and improve the functionality and features of the Company's telecommunications services. The telecommunications industry is rapidly changing as a result of deregulation, technology improvements and new customer demands. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, the Company's existing proprietary technology and systems may become obsolete. Developing, enhancing and upgrading the Company's proprietary technology entails significant technical and business risks. Eagletech may use new technologies ineffectively or Eagletech may fail to adapt the Company's proprietary technology and the Company's computer network to customer requirements or emerging industry standards.

Intellectual Property Claims Against the Company Could Be Costly and Could Result In the Loss Of Significant Rights. Other parties may assert infringement or unfair competition claims against Eagletech. The Company cannot predict whether third parties will assert claims of infringement against Eagletech, or whether any future assertions or prosecutions will harm the Company's business. If Eagletech is forced to defend against any such claims, whether they are with or without merit or are determined in the Company's favor, then Eagletech may face costly litigation, diversion of technical and management personnel, or product shipment delays. Because of such a dispute, Eagletech may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to the Company, or at all. If there is a successful claim of product infringement against the Company and Eagletech is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm the Company's business.

If the Protection of the Company's Technology, Trademarks and Proprietary Rights Is Inadequate, the Company's Business Will Be Seriously Harmed. The steps Eagletech takes to protect the Company's proprietary rights may be inadequate. Eagletech regards


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the Company's copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to the Company's success. In addition, Eagletech has filed for patent protection for its proprietary technology and expects the patent to issue by the end of the second quarter of 2000. Eagletech relies on trademark and copyright law, trade secret protection and confidentiality or license agreements with the Company's employees, customers, partners and others to protect the Company's proprietary rights. The Company is in the process of filing for trademark protection for "Eagletech" for telecommunications services. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Eagletech will sell the Company's products and services.

The Loss of the Services of One Or More of the Company's Key Personnel, or the Company's Failure To Attract, Assimilate and Retain Other Highly Qualified Personnel in the Future Would Seriously Harm the Company's Business. The loss of the services of one or more of the Company's key personnel could seriously harm the Company's business. Eagletech depends on the continued services and performance of the Company's senior management and other key personnel, particularly Robert Dobbs, the Company's President and Chief Executive Officer, and Rodney Young, the Company's Vice-President for Technology and the inventor of the Company's proprietary technology. The Company's future success also depends upon the continued service of Robert Bergman, the Company's Vice President for Marketing and Sales, and the services of other essential technical and support personnel. All of the Company's officers and key employees are bound by employment agreements. Eagletech does not have "key person" life insurance policies covering any of the Company's employees.

Eagletech May Be Adversely Impacted if the Software, Computer Technology and Other Systems Eagletech Uses are not Year 2000 Compliant. Any failure of the Company's material systems, the Company's vendors' material systems or the Internet to be Year 2000 compliant would have material adverse consequences for the Company. Such consequences would include difficulties in providing switching or conducting other fundamental parts of the Company's business. Eagletech has determined that all of its material systems are Year 2000 compliant and has received assurances that its vendors' systems are Year 2000 compliant also. Eagletech also depends on the Year 2000 compliance of the computer systems and financial services used by consumers and by telecommunications companies with which its systems operate. A significant disruption in the ability of consumers to reliably access their telecommunications system or portions of it would have an adverse effect on demand for the Company's services and would have a material adverse effect on the Company. See Item 2-"Plan of Operations."

Risks Associated With Potential Acquisitions. If Eagletech is presented with appropriate opportunities, Eagletech intends to make investments in complementary companies, products or technologies. Eagletech may not realize the anticipated benefits of any acquisition or investment. If Eagletech buys a company, Eagletech could have difficulty in assimilating that company's personnel and operations. In addition, the essential personnel of the acquired company may decide not to work for the Company. If


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Eagletech makes other types of acquisitions, Eagletech could have difficulty in assimilating the acquired technology or products into the Company's operations. These difficulties could disrupt the Company's ongoing business, distract the Company's management and employees and increase the Company's expenses. Furthermore, Eagletech may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to the Company or the Company's existing stockholders.

Existing Stockholders Will Be Able to Exercise Significant Control Over Eagletech. Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders, taken together, beneficially own approximately 59% of the Company's outstanding common stock and can elect all directors and pass any action requiring stockholder approval. See Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 5 "Directors, Executive Officers, Promoters and Control Persons."

It May Be Difficult For A Third Party To Acquire The Company. Provisions of the Company's Certificate of Incorporation, the Company's Bylaws and Nevada law could make it more difficult for a third party to acquire the Company, even if doing so would be beneficial to the Company's stockholders. See Item 8. "Description of Securities."

RISKS RELATED TO THE COMPANY'S INDUSTRY

Eagletech May Need To Change the Manner In Which Eagletech Conducts the Company's Business If Government Regulation Increases. The adoption or modification of laws or regulations relating to the telecommunications industry could adversely affect the manner in which Eagletech currently conducts the Company's business. In addition, the growth and development of the market for enhanced telecommunications systems may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to telecommunications are in a constant state of flux.

RISKS RELATED TO SECURITIES MARKETS

Eagletech May Be Unable to Meet the Company's Future Capital Requirements. Eagletech cannot be certain that additional financing will be available to the Company on favorable terms when required, or at all. If Eagletech raises additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of the Company's Common Stock and the Company's stockholders may experience additional dilution. Eagletech requires substantial working capital to fund the Company's business. Since the Company's inception, Eagletech has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future.



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Eagletech currently anticipates that the Company's available funds will be sufficient to meet the Company's anticipated needs for working capital and capital expenditures through at least the next 6 months. Eagletech may need to raise additional funds before the expiration of such period.

The Company's Common Stock Price May Be Volatile, Which Could Result in Substantial Losses For Individual Stockholders. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

- actual or anticipated variations in the Company's quarterly operating results;

- announcements of technological innovations or new products or services by the Company or the Company's competitors;

-    changes in financial estimates by securities analysts;

-    conditions or trends in the telecommunications industry;

- changes in the economic performance and/or market valuations of other independent telecommunications companies;

- announcements by the Company or the Company's competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-    additions or departures of key personnel;

- release of lock-up or other transfer restrictions on the Company's outstanding shares of common stock or sales of additional shares of common stock; and

-    potential litigation.

If the Company's Stock Price Is Volatile, Eagletech Could Face a Securities Class Action Lawsuit. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If disgruntled stockholders sued Eagletech in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm the Company's stock price.

Substantial Sales of the Company's Common Stock Could Cause the Company's Stock Price To Fall. If the Company's stockholders sell substantial amounts of the Company's Common Stock in the public market, the market price of the Company's Common Stock could fall. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that Eagletech deems appropriate.

Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures that could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which


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members of the Company's management serve as officers, directors or partners, or in which they or their family members own or hold any material ownership interest.

Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.









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Item 2.  Plan of Operation

         Eagletech was founded to manufacture, market and distribute unique communications products and services. We recognized a major marketing opportunity to develop a unified messaging service and a low cost unified communications call management solution. Currently, most mobile and remote professionals have cellphones, pagers, laptops, email and corporate voice mail in order to stay in contact with co-workers and customers. Still, with all these available business tools, three out of four calls fail to reach their intended party. Eagletech provides solutions that increase productivity and efficiency.

         Eagletech delivers a full suite of communications services that integrate seamlessly with a company's existing communications infrastructure or work as a stand alone solution. Because of the proprietary manner in which Eagletech delivers these services, Eagletech believes it is the low cost communications service provider compared with its competitors.

         Eagletech's proprietary solution to this telecommunications challenge is the "EagleOne" (TM) flat rate service, which includes:

         - "One Number-Follow Me"- Provides for call transfers of up to four telephone numbers.

         - "EagleAttendant"(TM) - Autoattendant greeting with a custom recorded business greeting.

         - "EagleAnnounce" (TM) - Screens incoming calls, when the caller announces his or her name, the customer can take important calls and send others to Voice Mail.

         - "EagleMail" (TM) - Voice mail, callers have the option to leave a detailed message of up to five minutes in length. Calls are automatically deleted after 30 days.

         - "EagleMessage" (TM) - EagleMail messages are delivered within minutes. Messages are re-delivered until the customer is found. The customer specifies how often and how many times deliveries are attempted.

         - "EagleWeb" (TM) - The customer can set up and make changes to transfer numbers, message delivery parameters, and the like using the Internet, or from a cellphone. Audio messages can be delivered to the customer's email address and heard on a multimedia computer.

         - "EagleFax" (TM) - Stores and forwards faxes to any fax machine. EagleFax notifies the customer when a fax is received.

         This suite of products and services provide a universal local number that connects the business professional, wherever he or she is working, to important calls and messages through telephone interfaces for a per line flat fee of $24.95 per month. The customer receives:


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             -   Local access using one telephone number

             -   Call forwarding of up to four numbers

             -   Integrated voice mail system o Call announcement

             -   Efficient call management

             -   Internet management and message delivery

         In addition, customer accounts may include customized solutions such as fax on demand or the "EagleDirectory" (TM). After the autoattendant answers with the customized company greeting, EagleDirectory gives a directory of extensions formatted in the method that works best for the customer.

         Eagletech has developed a proprietary switching capability that provides an ongoing cost advantage to the provision of its services. The Company's enhanced switching device increases significantly the capacity of that switching device. This proprietary technology is the basis for the Company's patent application.

         All other communications service providers utilize switches which have at minimum two lines bound together, the incoming and the outgoing, for the duration of a typical seven minute business call. For a standard T-1 switch, 24 simultaneous conversations are possible. During peak use, this limits all other communications providers to 300 subscribers per T-1 switch. The Eagletech proprietary solution increases the density for the same T-1 switch from 300 to 1500 to 2000 subscribers during peak use. Eagletech has filed a patent application with the United States Patent and Trademark Office for this proprietary solution and will pursue foreign patent protection for critical markets.

MARKET STRATEGY

         There are two distinct markets for Eagletech's products. The first is integration of the Company's services into a customer's existing PBX system. Here the solution is customized to the needs of the customer with multiple employees. The Company has targeted the real estate brokerage market for the first implementation of these customized solutions, where it is absolutely critical for a broker to be reached by a client. The customized solution will provide for not only "One Number-Follow Me" service but also other features appropriate for this class of customers such as "Talking Signs", "Talking Ads", fax-back information and the ability to capture Caller ID information from home buyers who respond to a Talking Sign or Talking Ad. The first two real estate systems are operational.

         These two demonstration sites will allow the Company to roll out this product to other real estate brokerage firms as well as other corporate markets such as healthcare, financial services and the building industry, which typically deploy personnel off-premises. Further, these two demonstration sites will be helpful in marketing and selling the EagleOne (TM) Enhanced Service Bureau (TM) product.

         The second market is a service bureau designed for business professionals who are not part of a larger organization which provides these critical communications services. Using local points of access, Eagletech will provide individuals with the full range of its services in given geographic areas. In the fourth quarter of 1999, Eagletech began the national roll-out of its service bureaus in Dade and Broward Counties of Florida.

         The EagleOne (TM) service bureau products provide a universal local number which connects the business professional, wherever he or she is working, to important calls and messages through telephone interfaces. There no longer is a need for a pager since the business professional will have the call forwarded to wherever that professional is, have the call announced and then the professional will decide whether to take it or have it forwarded to voice mail.

         Eagletech has built one local switch to provide this service in Dade and Broward Counties in Florida. The service bureau will be offered through independent cellular telephone dealers in each of these two counties. For each customer who decides to use the service, the dealer will receive a commission together with a residual income from the monthly revenue stream generated by the customer.

         The experience in Dade and Broward Counties together with the experience at corporate accounts will be instrumental in obtaining a strategic partner for the EagleOne(TM) Enhanced Service Bureau (TM) product. This strategic partner could be a retail chain that sells a significant amount of telecommunications equipment or a partner capable of bundling this product with their own telecommunications products. Alternatively, Eagletech can contract with independent sales representatives on a commission only basis to market and sell the EagleOne (TM) Enhanced Service Bureau (TM) product to independent cellular telephone dealers. In either event, Eagletech together with its strategic partner or independent sales force will roll-out EagleOne (TM) to the major metropolitan regions of the country, starting from its south Florida base.

COMPETITION

         Eagletech competes with a variety of companies that provide some type of unifying message services. There are a number of turnkey voice mail systems available on the market, the majority featuring expensive, high density equipment focused on larger businesses. There are also several excellent software products on the market but require programming experience and are aimed at developers and not end user solutions.

         The Company's competitors include voice mail service bureaus, which are typically paging companies that offers basic voice mail/pager notification mailboxes at bargain prices but without advanced features. AT&T, MCI and MCI-WorldCom offer "One Number- Follow Me" service bureaus, but they require the caller to enter a PIN number and are sold as measured rate service -- $0.27 peak, to $0.15 off peak per minute. Inexpensive local flat rate service is not available.

         Two communication provider companies offer competing products in this unifying message category. The first is Wildfire Communications, which develops and markets the Wildfire Electronic Assistant, which uses speech recognition to manage telephone, fax and email communications. Wildfire mimics a personal assistant, taking messages and telephone numbers if users are unable to personally answer. Wildfire can follow spoken instructions and also make and take calls. As the service is used increasingly, Wildfire develops and adapts to a user's personal requirements, building up a personal list of names and numbers. Wildfire can store up to 150 personal contacts. Wildfire will automatically call one of the stored numbers when instructed by the user. Wildfire requires a great deal of computing power and therefore is very expensive. Monthly charges normally exceed $300. Further, a headset is necessary for clarity in speech recognition. This product has been marketed for over two years but has received minimal market acceptance.

         Linx Communications is a national communications service provider offering businesses and consumers local and toll-free access to a suite of communications products and services through the telephone or Internet. Linx offers customizable unified communication services that allow individuals to connect to important callers and gives them access to messages with one local or toll free phone number or Internet connection. Linx provides a single point of access, through the telephone or the Internet, for all voice messages, faxes and email. When a caller dials a user's LinxConnect number the system rings up to three user-specified numbers simultaneously and announces the caller. The user can choose to take the call, send it to voice mail, or transfer the call to a colleague. For faxes, users can send an incoming fax to specified machines or hold it in queue for printing later.

         Linx, through a partnership with Focal Communications of Chicago, is co-locating its switching equipment in Focal facilities across the United States. LinxConnect is currently available in Boston, New York, San Francisco, Los Angeles and Washington, D.C. Linx expects to expand service to 14 additional cities in 1999 including Atlanta, Chicago and Dallas. The basic charge for LinxConnect, the equivalent "One Number

Follow-Me" service of EagleOne, is $24.95 a month plus a set-up fee of $24.95. In addition there is a measured meter rate charge of $.15 per minute for long distance calls. Through the first year of marketing, the average bill was $50 to $75 per month. In 1998, Linx had 2500 subscribers, $1 million in revenues and lost $1 million. In 1999, Linx grew its subscriber base to 5,000 subscribers.

         There are important differences between the EagleOne (TM) and LinxConnect. LinxConnect rings three numbers simultaneously while EagleOne rings them in sequence. The LinxConnect configuration requires the use of multiple lines at once, thereby limiting the number of subscribers possible per switch to less than the 300 possible if only two lines are being used. EagleOne's (TM) proprietary switching configuration permits at least 1500 subscribers per switch, thereby insuring a substantial cost advantage to Eagletech in providing these unifying message services. Further, the LinxConnect service includes a measured meter rate component for long distance calls, which may result in the user paying more per minute than under his or her current long distance provider. The Company anticipates that EagleOne (TM) will be profitable without the need for additional margin from the measured meter rate service.

         The Company has 4 full time and 1 part time employees and operates one facility at 305 South Andrews Avenue, Fort Lauderdale, Florida used as the principal corporate office and the site of its initial service bureau.

CORPORATE INFORMATION

         The Company has significant capital needs, which to date the Company has met through private sales of its equity and loans. The Company will continue to need substantial infusions of capital, which it expects to continue to fund primarily from private sales of its equity and loans, or by a public offering of its equity or debt securities. The Company has no definitive plans for any transaction at this time.

Item 3. Description of Property

         The Company leases one facility located at 305 South Andrews Avenue, Fort Lauderdale, Florida as an office and service bureau facility. The facility contains approximately 1,000 square feet total, of which 900 square feet are used for office space and 100 square feet are used to house equipment. The lease on this facility expires June 30, 2004 and the annual lease payments are $30,000 for the entire facility.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners.

     The following table sets forth the beneficial ownership for the Company's sole class of Common Stock of the Company beneficially owned by all directors, officers and 5% or more holders.

Name and
Address of                          Nature of
Beneficial                          Beneficial                    Number of
Owner                               Ownership                     Shares           Percent
-----                               ---------                     ------           -------
Robert J. Dobbs (1)                 Record                          100,000          1.0%

Rodney E. Young (1) (2)             Record and Beneficial         2,775,001          29.0%

Robert A. Bergman (1)               Record                           25,000           0.3%

James Payne (1) (3)                 Record and Beneficial         2,575,001          26.5%

Thomas Kessler (1) (4)              Record and Beneficial           666,668           6.9%

Kenneth L. Payne (1) (4)            Record and Beneficial           200,000           2.1%

Christopher P. Flannery (1)         Record and Beneficial                 0           0.0%

(1)   Address c/o the Company at 305 South Andrews Avenue, Fort Lauderdale,
      Florida.
(2) Mr. Young's total includes 853,330 shares owned by members of his immediate family as to which he disclaims beneficial ownership.
(3) Mr. James Payne's total includes 536,300 shares owned by members of his immediate family as to which he disclaims beneficial ownership.
(4) Mr. Kessler is Managing Director of Lloyds Bahamas Securities, Inc., which holds 666,668 shares as to which he disclaims beneficial ownership.
(5) Mr. Kenneth Payne's holdings include 100,000 shares owned by members of his immediate family as to which he disclaims beneficial ownership.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:

Name                           Age        Position
----                           ---        --------
Robert J. Dobbs                40         President, Chairman of the Board and Director

Rodney E. Young                48         Vice President of Technology and Director

Robert A. Bergman              49         Vice President- Sales and Marketing

Thomas Kessler                 57         Director

Kenneth L. Payne               40         Director

Christopher P. Flannery        42         Director

ROBERT J. DOBBS. Mr Dobbs became President and Chairman of the Board of Eagletech in April, 1999. Mr. Dobbs has been owner and President of ATNEX Business Solutions, Inc., Fort Lauderdale, Florida since 1997. In this capacity, Mr. Dobbs has been responsible for all operations of a regional management consulting firm specializing in providing corporate re-engineering and business solutions to small and middle market size companies (Sales-$5MM-$50MM) headquartered in the Gold Coast Region of Florida. In this role, Mr. Dobbs served as interim chief operating officer for several small and medium size companies providing day to day management of all corporate operations and financial/reporting accountability to the company's shareholders. Mr. Dobbs was responsible for increased corporate profits, reduction of overhead and improvement in company's Dun & Bradstreet credit rating.

         From 1995 to 1997, he served as Vice President, First Union National Bank, Fort Lauderdale, Florida where he was responsible for corporate revenue generation through the distribution of commercial credit, capital markets solutions and comprehensive cash management platforms to senior-level executives and managers of small and middle market size companies located in the South Florida Region.

         From 1986 to 1995, Mr. Dobbs served as Senior Vice President, SunTrust Bank, Washington, DC. He is a graduate of The American University Kogod School of Business. During his military career, while in the United States Army, Mr. Dobbs served on the Presidential Honor Guard.

RODNEY E. YOUNG. Mr. Young is a founder of the Company and has been engaged in developing the Company's technology since 1996. Mr. Young has had a successful career in computers, systems integration, local area networking, computer telephony, construction and real estate development and management. His varied experience includes a full range of general business disciplines: marketing, promotion, sales, planning, product design, production, personnel, finance, and accounting. He has special expertise in developing product concepts, marketing research, Pro-forma analysis, written and oral communications.

         From 1989-1996, Mr. Young was owner and president of Eagle/Century Development Corp., Fort Lauderdale, Florida. There he developed the EagleOne(TM) Enhanced Service Bureau(TM) turnkey Interactive Voice Response System(TM) featuring: One Number-Follow Me, Voice Mail, Fax Mail, Fax-on-Demand, Audiotext system for small business. From 1991-1996, Mr. Young was a real estate development consultant and certified expert witness. From 1988-1991, he served as Executive Vice President of Adult Management Corporation, Deerfield Beach, Florida, where he developed a 250 unit adult congregate living facility.

THOMAS R. KESSLER. Thomas Kessler has served since 1994 as a Director of the Montaque Securities International Limited, Nassau, The Bahamas. Previously he was General Manager of the Euro Canadian Bank, Nassau, The Bahamas. From 1975 to 1982, he served as Vice President/Manager: European Division of the Continental Bank International in New York.

         Mr. Kessler is a graduate of Kent State University (B.S. and M.A.) and the Cleveland Marshall College of Law ( J.D.).


KENNETH L. PAYNE. Kenneth L. Payne is a member of the board of directors of Different Strokes Golf Centers, Inc. which owns and manages a number of brand-name, public, family oriented golf centers in the Southeast. In addition Mr. Payne also serves as Vice President and General Manager for Main Street Realty Inc., a real estate development company. He has been with the firm since 1989 and been responsible for various residential and commercial real estate developments. Prior to that, Mr. Payne was Director of Tax for Humana, Inc., a fortune 500 health care company, where he was responsible for tax research and planning. From 1981 to 1988, Mr. Payne was a tax manager with the international accounting firm of Coopers & Lybrand. Before joining Coopers & Lybrand, Mr. Payne served as controller for a local real estate development company.

         Mr. Payne is a licensed Certified Public Accountant (CPA) and is a member of the American Institute of Certified Public Accountants, the Kentucky Society of CPAs, where he has also served as a member of the Federal Taxation Committee, and the Tax division of the AICPA. Mr. Payne is a graduate of the University of Louisville and is a native of Louisville.

CHRISTOPHER P. FLANNERY Christopher P. Flannery has practiced corporate and business law, with an emphasis on securities, since 1984, first in New York and now in Philadelphia. Mr. Flannery is an attorney with Astor, Weiss, Kaplan & Rosenblum, LLP in Center City Philadelphia. He deals mainly with start-up and development stage companies, assisting clients in corporate formation, financings, mergers and acquisitions, private and public offerings, reverse mergers, exchange listings and continuing compliance with securities laws and regulations. Mr. Flannery's clients include companies in the financial, insurance, manufacturing, computer software and hardware, electronics, building materials, pharmaceutical, internet retailing, entertainment and sports equipment industries, among others.

         Mr. Flannery graduated from the Cornell Law School in 1981. In 1978, Mr. Flannery received his B.A., magna cum laude, from LeMoyne College in Syracuse, New York majoring in History and French, with minors in Political Science and Philosophy.

         Mr. Flannery has written for Philadelphia Enterpriser Magazine and Mergers & Acquisitions. Mr. Flannery has been a principal speaker in numerous programs for the profession and for entrepreneurs on corporate finance and securities issues.

ROBERT A. BERGMAN. Mr. Bergman became the Company's Vice President of Sales and Marketing in June, 1999. Mr. Bergman has been actively involved with sales and marketing for major investment banking firms, as well as marketing benefit enhancement products in the managed care and insurance marketplace. His background includes experience in employee benefits, estate planning and insurance sales. Since 1994, he has been a self-employed sales and marketing consultant in the insurance, energy and technology fields.

         Mr. Bergman has a B.A. in Business Administration from Temple University and pursued graduate studies at the Wharton School of Business. He is actively involved within his community and serves as a Board Member of Associated Day Care Services.

         The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Our executive officers serve at the discretion of the Board of Directors. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer or director of the Company.

Board Committees. The Board of Directors has not yet established any committees. The Board intends to establish a Compensation Committee and an Audit Committee at the next meeting of the Board of Directors.

Compensation Committee Interlocks And Insider Participation. The Board has not yet established a Compensation Committee. The Board of Directors as a whole performs this function.

Director Compensation. Eagletech's directors do not receive any cash compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.


Item 6.  Executive Compensation.

Executive Compensation. The following table sets forth the compensation received for services rendered to the Company during the fiscal year ended June 30, 1999 by our Chief Executive Officer. The Company had no officers who earned more than $100,000 during the fiscal year ended March 31, 1999.

                           SUMMARY COMPENSATION TABLE


Name And Principal         Annual Compensation       Other Annual      Long-Term        All Other
Position                   Salary($)  Bonus($)       Compensation      Compensation     Awards
--------                   ---------  --------       ------------      ------------     ------
                             Compensation
                             ------------
Robert J, Dobbs, Jr. (1)   $45,000     $  0          None              None             None

(1) Robert J. Dobbs, Jr. became Chairman of the Board, President and Chief Executive Officer of the Company in April 1999. Mr. Dobbs was issued 100,000 shares of common stock as part of his employment agreement. On an annual basis, Mr. Dobbs' salary would have been $75,000. On September 25, 1999, the Board approved an employment agreement with Mr. Dobbs whereby Mr. Dobbs will receive an annual salary of $110,000, with a bonus only if granted by the Board of Directors.

         The Company did not pay to our Chief Executive Officer or any executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended March 31, 1999. The Company does not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

Option Grants

         The Company did not issue any stock options to its Chief Executive Officer or any executive officer in the fiscal year ended March 31, 1999.

         Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         The officers and directors of the Company are now, and may in the future become, stockholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         None of the Company's directors receives any compensation for their respective services rendered to the Company as directors, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors. Further, none of the directors is accruing any compensation under any agreement with the Company.

Item 7. Certain Relationships and Related Transactions.

         There have been no related party transactions or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

         The Company's authorized capital stock consists of 100,000,000 shares, par value $.0001 per share. There are 9,729,077 shares of Common Stock issued and outstanding as of the date of this filing. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each stockholder is entitled to receive a proportionate share of the Company's assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

         Price quotations for the Company's Common Stock are posted presently on the OTC Bulletin Board and have been since May, 1998. As soon as the Company becomes eligible, the Company intends to request a listing for the Common Stock on the NASDAQ SmallCap Market (TM). This listing requires certain asset, earnings and per share price standards that the Company does not now meet. The Company can give no assurance that it will meet these standards in the foreseeable future, it at all.

(a)      Market Price.

         Since February 23, 1999, market makers have be able to post price quotations for the Company's Common Stock on the Over the Counter Bulletin Board. The historical prices for the Company's Common Stock on the OTC Bulletin Board are as follows:

                                                       High              Low
                                                       ----              ---
First Quarter 1999 (Beginning 2/23/99)                $ 4.50            $2.25
Second Quarter 1999                                   $12.75            $1.50
Third Quarter 1999                                    $ 8.81            $5.50
Fourth Quarter 1999 (Until 12/3/99)                   $ 8.00            $5.13

         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         For the initial listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. There are approximately 200 holders of the Company's Common Stock. All share numbers are adjusted for a 1 for 10 reverse stock split effective April 1, 1999 and a 1 for 3 reverse stock split effective June 9, 1999. During 1998, the Company did not issue any Common Stock. In 1999, the Company issued 9,209,059 shares to investors for cash, in exchange for services or assets or to retire debt. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 3,853,342 shares of the Company's Common Stock held by non-affiliates are eligible for sale, including 520,018 shares eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

TM Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. The Company has changed accountants since its formation; but there were no disagreements with the findings of the Company's former accountants.

Item 4.  Recent Sales of Unregistered Securities.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

         All share numbers are adjusted for a 1 for 10 reverse stock split effective April 1, 1999 and a 1 for 3 reverse stock split effective June 9, 1999. In March, 1999, prior to the acquisition by the Company of Eagletech Communications, Inc., a Florida corporation ("Eagletech-Florida"), the Company issued 520,018 shares to the stockholders of 21ST Century Frontier Group, Inc. ("21st Century") in exchange for their shares of 21st Century in a transaction designed to change the Company's state of incorporation to Nevada from Florida. On April 1, 1999, the Company acquired Eagletech-Florida in exchange for 5,000,000 shares of common stock in a private transaction, of which 4,882,401 were issued to the principals of Eagletech-Florida and 117,599 were issued to debtholders of Eagletech-Florida. On April 5, 1999, in order to raise additional capital, the Company issued 3,333,333 shares to investors in an offering exempt under Rule 504 of Regulation D. On May 5, 1999, the Company issued 675,002 to officers of the Company as compensation in a private transaction, and an additional 150,000 shares were issued as compensation to consultants. On May 26, 1999, Eagletech approved a 1-for-3 reverse stock split, effective June 9, 1999. On June 1, the Company issued 667 shares to certain vendors in settlement of certain debts in private transactions.

     Certain of the shares of Common Stock of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

(2) When restricted securities are sold, generally there must be a one-year holding period.

(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
      Section 4(4) of the Securities Act
      of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in the sale and issuance of any of the Company's securities. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

Consideration.

The Company sold certain shares of stock for cash and others were issued either for services rendered to the Company, for the assets of Eagletech-Florida or to settle outstanding debts of the Company or its predecessor. The Company sold shares in 1999 at various prices, ranging from $0.10 to $4.00.

(d) Exemptions from Registration Relied Upon.

The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public. The Company sold 3,333,333 shares under Rule 504 of Regulation D that are not subject to restrictions on resale.

Item 5.  Indemnification of Directors and Officers.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS



                                TABLE OF CONTENTS

                                                                       Page

Report of Independent Certified Public Accountants                       1

Balance Sheets                                                           2

Statements of Operations                                                 3

Statements of Stockholders' Equity (Deficit)                             4

Statements of Cash Flows                                                 5

Notes to the Financial Statements                                        7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
Eagletech Communications, Inc.,
formerly Goldplate Holdings Enterprises, Inc.


We have audited the accompanying balance sheet of Eagletech Communications, Inc., formerly Goldplate Holdings Enterprises, Inc., (a development stage company), as of March 31, 1999, and the related statements of operations and stockholders' equity (deficit) and cash flows for the years ended March 31, 1999 and 1998, and for the period December 20, 1996 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagletech Communications, Inc., formerly Goldplate Holdings Enterprises, Inc., (a development stage company) as of March 31, 1999, and the results of its operations and its cash flows for the years ended March 31, 1999 and 1998, and for the period December 20, 1996 (inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              SWEENEY GATES & CO.

September 28, 1999
Fort Lauderdale, Florida

                                  EAGLETECH COMMUNICATIONS, INC.
                           FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                                   (A DEVELOPMENT STAGE COMPANY)
                                          BALANCE SHEETS

                                                              June 30, 1999    March 31, 1999
                                                              -------------    --------------
                                                               (unaudited)
ASSETS

Current assets:
   Cash and cash equivalents                                   $   881,648     $      --
                                                               -----------     -----------

        Total current assets                                       881,648            --
                                                               -----------     -----------

Property and equipment, net                                          5,352            --

Other assets                                                         1,500            --
                                                               -----------     -----------

                                                               $   888,500     $      --
                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable and accrued expenses                       $   236,724     $    47,258
   Related party notes                                              33,902          88,127
   Judgments payable                                                68,196          68,196
   Convertible debt                                                   --            88,200
                                                               -----------     -----------

       Total current liabilities                                   338,822         291,781
                                                               -----------     -----------

Stockholders' equity (deficit)
   Common stock, $.0001 par value, 100,000,000 shares
      authorized; 9,678,353 and 4,882,401 shares issued and
      outstanding                                                      968             488

   Additional paid-in capital                                    8,904,298            (486)
   Deficit accumulated during the development stage             (8,355,588)       (291,783)
                                                               -----------     -----------

       Stockholders' equity (deficit)                              549,678        (291,781)
                                                               -----------     -----------

                                                               $   888,500     $      --
                                                               ===========     ===========


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                                   December 20, 1996
                                                 Three months ended June 30,         (inception)
                                                     1999            1998          to June 30, 1999
                                                 -----------     -----------       -----------------
                                                         (unaudited)                 (unaudited)

Sales                                            $      --       $      --            $      --

Operating expenses:
   Public relations                                  575,000            --                575,000

   Investment banking fees                         1,150,000            --              1,150,000
   Compensation                                    5,818,768            --              5,818,768
   Start up                                          204,000            --                204,000
   Consulting fees                                   211,000            --                211,000

   Research and development                             --             1,791               65,868
   Selling, general, and administrative               98,932           2,717              274,385
                                                 -----------     -----------          -----------

       Total operating expenses                    8,057,700           4,508            8,299,021
                                                 -----------     -----------          -----------

       Loss from operations                       (8,057,700)         (4,508)          (8,299,021)
                                                 -----------     -----------          -----------

Other income (expense):
   Interest expense                                   (6,105)         (4,284)             (33,605)

   Loss on disposal of property and equipment           --           (22,962)             (22,962)
                                                 -----------     -----------          -----------

       Total other income(expense)                    (6,105)        (27,246)             (56,567)
                                                 -----------     -----------          -----------

Net loss                                         $(8,063,805)    $   (31,754)         $(8,355,588)
                                                 ===========     ===========          ===========

Loss per share, basic and diluted                $     (1.41)    $     (0.01)
                                                 ===========     ===========

Weighted averages shares outstanding               5,726,279       4,882,401
                                                 ===========     ===========

                                                                                          December 20, 1996
                                                       Year ended        Year ended          (inception)
                                                     March 31, 1999     March 31, 1998    to March 31, 1999
                                                    ---------------    ---------------    -----------------


Sales                                                 $      --          $      --            $      --

Operating expenses:
   Public relations                                          --                 --                   --

   Investment banking fees                                   --                 --                   --
   Compensation                                              --                 --                   --
   Start up                                                  --                 --                   --
   Consulting fees                                           --                 --                   --

   Research and development                                 7,165             58,703               65,868
   Selling, general, and administrative                    10,218             67,225              175,453
                                                      -----------        -----------          -----------

       Total operating expenses                            17,383            125,928              241,321
                                                      -----------        -----------          -----------

       Loss from operations                               (17,383)          (125,928)            (241,321)
                                                      -----------        -----------          -----------

Other income (expense):
   Interest expense                                       (17,136)           (10,364)             (27,500)

   Loss on disposal of property and equipment             (22,962)              --                (22,962)
                                                      -----------        -----------          -----------

       Total other income(expense)                        (40,098)           (10,364)             (50,462)
                                                      -----------        -----------          -----------

Net loss                                              $   (57,481)       $  (136,292)         $  (291,783)
                                                      ===========        ===========          ===========

Loss per share, basic and diluted                     $     (0.01)       $     (0.03)
                                                      ===========        ===========

Weighted averages shares outstanding                    4,882,401          4,882,401
                                                      ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.
                 FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES TO STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                         Deficit
                                                                                       accumulated
                                                                        Additional      during the
                                              Common stock               paid-in       development
                                          Shares          Amount         capital          stage          Total
                                       -----------     -----------     -----------     -----------     -----------
Issuance of stock,
   December 20, 1996                     4,882,401     $       488     $      (486)    $      --       $         2
                                       -----------     -----------     -----------     -----------     -----------

Balance, December 31, 1996               4,882,401             488            (486)           --                 2

Net loss for the year ended
   March 31, 1997                             --              --              --           (98,010)        (98,010)
                                       -----------     -----------     -----------     -----------     -----------

Balance, March 31, 1997                  4,882,401             488            (486)        (98,010)        (98,008)

Net loss for the year ended
   March 31, 1998                                                                         (136,292)       (136,292)
                                       -----------     -----------     -----------     -----------     -----------

Balance, March 31, 1998                  4,882,401             488            (486)       (234,302)       (234,300)

Net loss for the year ended
   March 31, 1999                                                                          (57,481)        (57,481)
                                       -----------     -----------     -----------     -----------     -----------

Balance, March 31, 1999                  4,882,401             488            (486)       (291,783)       (291,781)

Recapitalization                           520,018              52             106                             158
Sale of stock                            3,333,333             333       1,260,667                       1,261,000
Issuance of stock for compensation         675,002              68       5,818,700                       5,818,768

Issuance of stock to consultants           150,000              15       1,724,985                       1,725,000

Bonds converted to common stock            117,599              12         100,326                         100,338


Net loss for the three months ended
   June 30, 1999 (unaudited)                                                            (8,063,805)     (8,063,805)
                                       -----------     -----------     -----------     -----------     -----------

Balance, June 30, 1999 (unaudited)       9,678,353     $       968     $ 8,904,298     $(8,355,588)    $   549,678
                                       ===========     ===========     ===========     ============    ===========


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                                       December 20, 1996
                                                                   Three months ended June 30,           (inception)
                                                                      1999            1998             to June 30, 1999
                                                                   -----------     ----------          -----------------
                                                                            unaudited)                           (unaudited)
Cash flows from operating activities:
   Net loss                                                        $(8,063,805)    $  (31,754)           $(8,355,588)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation                                                      --             --                    6,651
        Issuance of stock for services                               7,543,768           --                7,543,768
        Start up expense                                               204,000           --                  204,000
        Loss on disposal of property and
            equipment                                                     --           22,962                 22,962
        Changes in assets and liabilities:
            (Increase) decrease in deposits                               --             --                     --
            Increase (decrease) in accounts payable and
               accrued expenses                                         (2,238)         4,284                 45,017
            Increase in other assets                                    (1,500)          --                   (1,500)
            Increase in judgments payable                                 --             --                   68,196
                                                                   -----------     ----------            -----------

               Net cash used in operating activities                  (319,775)        (4,508)              (466,494)
                                                                   -----------     ----------            -----------

Cash flows from investing activities:
   Purchases of property and equipment                                  (5,352)          --                  (34,965)
                                                                   -----------     ----------            -----------

               Net cash used in investing activities                    (5,352)          --                  (34,965)
                                                                   -----------     ----------            -----------

                                                                                                                December 20, 1996
                                                                       Year ended            Year ended             (inception)
                                                                     March 31, 1999        March 31, 1998       to March 31, 1999
                                                                     --------------        --------------       -----------------

Cash flows from operating activities:
   Net loss                                                           $   (57,481)          $  (136,292)           $  (291,783)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation                                                         --                   4,434                  6,651
        Issuance of stock for services                                       --                    --                     --
        Start up expense                                                     --                    --                     --
         Loss on disposal of property and
            equipment                                                      22,962                  --                   22,962
         Changes in assets and liabilities:
            (Increase) decrease in deposits                                 2,030                (2,030)                  --
            Increase (decrease) in accounts payable and
               accrued expenses                                            27,136                18,873                 47,255
            Increase in other assets                                         --                    --
            Increase in judgments payable                                    --                  68,196                 68,196
                                                                      -----------           -----------            -----------

               Net cash used in operating activities                       (5,353)              (46,819)              (146,719)
                                                                      -----------           -----------            -----------

Cash flows from investing activities:
   Purchases of property and equipment                                       --                    --                  (29,613)
                                                                      -----------           -----------            -----------

               Net cash used in investing activities                         --                    --                  (29,613)
                                                                      -----------           -----------            -----------


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                                             December 20, 1996
                                                                        Three months ended June 30,           (inception) to
                                                                           1999            1998                June 30, 1999
                                                                        ----------     -----------           -----------------
                                                                               (unaudited)

   Proceeds from debt                                                         --             4,491                 176,330
   Proceeds from sale of stock                                           1,261,000            --                 1,261,002
   Payments on related party notes                                         (54,225)           --                   (54,225)
                                                                        ----------     -----------             -----------

               Net cash provided by financing activities                 1,206,775           4,491               1,383,107
                                                                        ----------     -----------             -----------

               Net increase (decrease) in cash and cash
                  equivalents:                                             881,648             (17)                881,648
                                                                        ----------     -----------             -----------

Cash and cash equivalents, beginning or period                                --                17                    --
                                                                        ----------     -----------             -----------

Cash and cash equivalents, end of period                                $  881,648     $      --               $   881,648
                                                                        ==========     ===========             ===========

Supplemental information:
   Cash paid for interest during the period                             $     --       $      --               $      --
                                                                        ==========     ===========             ===========

   Cash paid for income taxes during the period                         $     --       $      --               $      --
                                                                        ==========     ===========             ===========

Schedule of noncash investing and financing activities:
   Increase in additional paid-in capital
      due to convertible bonds                                          $   12,138                             $    12,138
                                                                        ==========                             ===========


                                                                                                                   December 20, 1996
                                                                       Year ended                                   (inception) to
                                                                     March 31, 1999         March 31, 1998          March 31, 1999
                                                                     --------------         --------------         -----------------

   Proceeds from debt                                                       5,336                  45,866                 176,332
   Proceeds from sale of stock                                               --                      --                      --
   Payments on related party notes                                           --                      --                      --
                                                                      -----------             -----------             -----------

               Net cash provided by financing activities                    5,336                  45,866                 176,332
                                                                      -----------             -----------             -----------

               Net increase (decrease) in cash and cash
                  equivalents:                                                (17)                   (953)                   --
                                                                      -----------             -----------             -----------
Cash and cash equivalents, beginning or period                                 17                     970                    --
                                                                      -----------             -----------             -----------
Cash and cash equivalents, end of period                              $      --               $        17             $      --
                                                                      ===========             ===========             ===========

Supplemental information:
   Cash paid for interest during the period                           $      --               $      --               $      --
                                                                      ===========             ===========             ===========

   Cash paid for income taxes during the period                       $      --               $      --               $      --
                                                                      ===========             ===========             ===========

Schedule of noncash investing and financing activities:
   Increase in additional paid-in capital
      due to convertible bonds


   The accompanying notes are an integral part of these financial statements.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


1.       BUSINESS AND BASIS OF PRESENTATION

BUSINESS - Goldplate Holdings Enterprises, Inc. ("GHE"), subsequently Eagletech Communications, Inc. ("the Company"), was incorporated in the state of Nevada on August 8, 1997. GHE was a development stage company and inactive.

On April 1, 1999, GHE's stockholders approved a merger with Eagletech Communications, Inc. ("Eagletech Florida"), a Florida corporation, incorporated on December 20, 1996, and located in Fort Lauderdale, Florida. Eagletech Florida was engaged in the development of a proprietary unified communications products and services to complement existing telecommunications technologies for voice-mail, messaging and connectivity solutions. The merger agreement provided that the Eagletech Florida stockholders and convertible bondholders were to receive 5,000,000 shares of GHE common stock. At the date of the transaction, GHE had no assets or operations and had liabilities of approximately $204,000, which were recorded as accounts payable and expensed as startup costs. For accounting purposes, the transaction was treated as a "reverse merger". As such, the financial statements of the Company reflect the assets, liabilities and operations of Eagletech Florida as if it had been the reporting entity since inception. On June 8, 1999, subsequent to the merger, GHE changed its name to Eagletech Communications, Inc.

The Company was in the development stage and its efforts through June 30, 1999 were principally devoted to organizational activities, raising capital and development of its products. Management anticipates incurring substantial additional losses as it pursues its development efforts.

UNAUDITED INTERIM FINANCIAL STATEMENTS - The accompanying financial statements of the Company for the three months ended June 30, 1999 and 1998, and for the period from December 20, 1996 (inception) to June 30, 1999, are unaudited, but, in the opinion of management, reflect the adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of the results for a full year.

PROPERTY AND EQUIPMENT - Property, and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property, and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAX - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair value of the Company's financial instruments such as accounts payable and notes payable approximate their carrying value.

ADVERTISING COSTS - Advertising costs were none in 1999 and $4,701 in 1998 and are charged to operations as incurred.

DEVELOPMENT COSTS - All costs relating to start up and development of its telecommunications systems are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board ("FASB") No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were recognized during the year ended March 31, 1999.

INCOME (LOSS) PER SHARE - The Company accounts for earnings per share according to Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of basic and diluted earnings or loss per share. Shares related to convertible bonds were excluded from the computation of net loss per share because the effect of inclusion would be anti-dilutive due to the Company's net loss. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.       GOING CONCERN

As shown in the accompanying financial statements, the Company incurred net losses of $57,481 and $136,292 during the years ended March 31, 1999 and 1998, respectively, and as of March 31, 1999, the Company's current liabilities exceeded its current assets by $291,781. The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining capital, commencing sales of its products and generating sufficient revenues to become profitable. The ability of the Company to continue as a going concern is dependent upon obtaining additional capital subsequent to the merger with GHE (see Note 8). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


4.       PROPERTY AND EQUIPMENT

The Company purchased equipment in June 1999 for $5,352 and depreciation will commence on July 1, 1999. Prior year's depreciation relating to assets abandoned in fiscal 1999 is charged to general and administrative expenses.


5.       RELATED PARTY NOTES

Related party notes are unsecured demand notes due to stockholders, including imputed and accrued interest at 7%.

6.       CONVERTIBLE DEBT

In 1998, the Company issued unsecured convertible notes in the amount of $88,200, due on demand, with interest accruing at seven percent. Subsequent to March 31, 1999, the notes were converted at $.75 per share to 117,599 shares of common stock. The accrued interest of $12,138 was contributed to capital at that time.


7.       JUDGMENTS PAYABLE

As of March 31, 1999, the Company had judgments relating to three outstanding irrevocable financing agreements from various banks in the amount of $68,196, issued in connection with the lease of certain equipment. During the year ended March 31, 1999, the equipment was abandoned. However, the judgments continue to accrue interest at the rate of 10%.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8.       MERGER AND STARTUP COSTS

Prior to merging with Eagletech Florida, on March 17, 1999 the Company completed an exchange of stock whereby 21st Century Frontier Group, Inc.("21st Century"), a publicly trading Company, became a wholly owned subsidiary. The Company became the surviving entity. This share agreement resulted in the Company assuming approximately $204,000 in liabilities. Since there were no assets or operations in 21st Century, the $204,000 was written off as startup costs on April 1, 1999, the date of the GHE and Eagletech Florida merger. The Company may have additional contingent liabilities in connection with this transaction. No accruals have been made for any contingencies.

The financial statements are not consolidated as 21st Century has no operations and was dissolved subsequent to March 31, 1999.


9.       SALE OF SECURITIES AND MERGER

In May 1999, the Company approved a one for three reverse stock split effective June 9, 1999. All share and per share information has been restated to retroactively reflect this split. In March 1999, GHE issued 520,018 shares to individuals pursuant to a private placement. No cash was raised in the offering.

On April 1, 1999, the Company, pursuant to a private placement offering, sold 3,333,333 shares of common stock for $1,261,000.

In June 1999, the Company issued a total of 675,002 shares of stock to officers and a founding stockholder and recorded a $5,818,768 charge for compensation. Additionally, 150,000 shares of stock were issued to the Company's investment banking and public relations firms for services performed, totaling $1,725,000. These stock transactions were expensed at fair market value on the date the transactions were approved by the board of directors. In June 1999, the convertible bondholders converted their bonds to 117,599 shares of stock (see
Note 6).


10.      INCOME TAXES

The Company does not have any net operating loss carry forwards as of March 31, 1999, due to the change of business and ownership provisions of the Internal Revenue Code.

                         EAGLETECH COMMUNICATIONS, INC.,
                  FORMERLY GOLDPLATE HOLDINGS ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


11.      COMMITMENTS

EMPLOYMENT AGREEMENTS - On June 2, 1999, the Company entered into an employment agreement with the Chief Operating Officer for one year commencing June 15, 1999. The agreement included a signing bonus of $3,000 and an annual compensation of $75,000. Additionally, the employee was provided, at no cost, 100,000 shares of restricted common stock.

On June 24, 1999, the Company entered into an employment agreement with the Director of Marketing to commence on July 1, 1999 and to expire on December 31, 1999, unless extended in writing by both parties. The agreement included an annualized compensation of $60,000 and 25,000 shares of restricted common stock subsequent to a ninety-day probation period.

CONSULTING AGREEMENT - On June 15, 1999, the Company entered into an agreement with a firm to provide consulting advice. The agreement included a commitment to pay the balance of the retainer of three payments of $15,000 each, on July 15, 1999, August 15, 1999 and September 15, 1999 and 100,000 shares of restricted common stock.


12.      YEAR 2000 COMPUTER CONSIDERATIONS (UNAUDITED)

The Company has completed an inventory of computer systems and other electronic equipment that may be affected by the year 2000 issue and that are necessary to conduct Company operations. All computer and electronic systems identified during the inventory are year 2000 compliant.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 compliant.

Item 1.  Exhibit Index

Exhibit
No

(3)      Articles of Incorporation and Bylaws

         3.1  Articles of Incorporation

         3.2  Bylaws

(10)     Material Contracts

         10.1 Consulting Agreement with LBC Capital, Inc.
         10.2 Services Agreement with BellSouth Telecommunications, Inc.
         10.3 Employment Agreement with Robert J. Dobbs
         10.4 Employment Agreement with Rodney Young
         10.5 Employment Agreement with Robert Bergman

(21)     Subsidiaries of the Registrant

         21.1 Subsidiaries of the Registrant

(23)     Consents - Experts

         23.1 Consent of Sweeney, Gates & Co.

(27)     Financial Data Schedule

         27.1 Financial Data Schedule

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 1, 1999                  EAGLETECH COMMUNICATIONS, INC.


                                        By: /s/ ROBERT J. DOBBS, JR.
                                                Robert J. Dobbs, Jr., President


                                       2